Issuance of Bonds in Korea

KT Corporation is planning to issue bonds in Korea to raise capital for repayment of long-term debt obligations and business operations. Details are as follows:

Maturity	Amount	Interest Rate

7 years	Won 240 billion	Five year government bond rate as of the date immediately prior to issuance plus 0.40%

10 years	Won 90 billion	Five year government bond rate as of the date immediately prior to issuance plus 0.63%

Issuance date: June 21, 2005.

Underwriter: Woori Securities Co., Ltd.